

Mail Stop 4561

April 19, 2016

Phillip G. Norton
President, Chief Executive Officer
ePlus Inc.
13595 Dulles Technology Drive
Herndon, VA 20171

      Re: ePlus Inc.
              Form 10-K for the fiscal year ended March 31, 2015
              Filed May 29, 2015
              File No. 001-34167

Dear Mr. Norton:

We have reviewed your March 29, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2016 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.   In your response to prior comment 6, you indicate that you analyze revenues by customer end market and by manufacturer, as opposed to discrete product and service categories. However, your current operating results discussion does not appear to reflect management's approach to analyzing revenues. Please tell us what consideration you gave to providing a discussion of revenues by customer end market and by manufacturer, including an analysis of the reasons for changes thereto.

Phillip G. Norton
ePlus Inc.
April 19, 2016
Page 2

You may contact Juan Migone at (202) 551-3312 or Christine Dietz at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services